SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly held Corporation
CNPJ/MF 33.042.730/0001 -04
NIRE nº 3330001159-5

SECOND CALL NOTICE FOR

SPECIAL GENERAL MEETING

The shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby called for the Special General Meeting to be held, in second call, on May 12, 2006, at 11 a.m., in the head office, located at Rua São José Nº20 - Suite 1602, Centro, Rio de Janeiro - RJ, so as to deliberate on the following agenda:

1.
To exam and decide about the proposal for amendment to the By-laws with the purpose of (i)changing the number of members of the Board of Directors and Executive Board; (ii) change the wording of Articles 17 and 21 of Chapter IV of the By-laws; (iii) change the wording of articles 30 and 31 of Chapter VII of the By-laws; and (iv) renumerate the articles of the By-laws due to the amendments made.

In accordance with the provisions of Article 135 of Law 6,404/76, the installation of the meeting will be made, in this second call, with the presence of any number of shareholders.

The Shareholders, whose shares are under custody, are requested to present the documents set forth in item II of art. 126 of Law 6,404/76, and those who wish to be represented by an attorney-in-fact shall observe the provisions contained in paragraph 1 st of the same article, being necessary the deposit in the Company of the powers of attorney with special powers to represent in the general meeting referred in this call notice with 3 (three) working days in advance to the date scheduled for the holding of the meeting.

The Shareholders are hereby informed that, as from today, the proposal for amendment to the Bylaws is at the Shareholders’ disposition in the Company’s head office. It is informed that such document has been remitted to Bolsa de Valores de São Paulo – Bovespa, as per set forth in Article 124 of Law 6,404/76.

Rio de Janeiro, April 28, 2006.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.